EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in millions)

	Three Months
	Ended
	February		Year Ended November
	2007		2006		2005		2004		2003

Net earnings	$3,197		$9,537		$5,626		$4,553		$3,005
Add:
Provision for taxes	1,662		5,023		2,647		2,123		1,440
Portion of rents representative of an interest factor	34		135		119		118		120
Interest expense on all indebtedness	9,550		31,688		18,153		8,888		7,600

Pre-tax earnings, as adjusted	$14,443		$46,383		$26,545		$15,682		$12,165

Fixed charges (1):
Portion of rents representative of an interest factor	34		135		119		118		120
Interest expense on all indebtedness	9,566		31,755		18,161		8,893		7,613

Fixed charges	$9,600		$31,890		$18,280		$9,011		$7,733

Preferred stock dividend requirements	74		212		25		—		—
Total combined fixed charges and preferred stock dividends	$9,674		$32,102		$18,305		$9,011		$7,733

Ratio of earnings to fixed charges	1.50	x	1.45	x	1.45	x	1.74	x	1.57	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.49	x	1.44	x	1.45	x	—		—

(1)	Fixed charges include capitalized interest of $16 million, $67 million, $8 million, $5 million and $13 million as of February 2007, November 2006, November 2005, November 2004 and November 2003, respectively.